UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This Press Release may include information on future events. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements, which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, service transactions of Bradesco and of its competitors, regulatory approvals, currency fluctuations, changes in the range of services offered and other risks described in Bradesco’s reports. This Press Release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Monday, 11.5.2007	Earnings Release of the nine-month period of 2007

We present below the main figures obtained by Bradesco in the nine-month period of 2007. Our Report on Economic and Financial Analysis with the complete Financial Statements is available on Bradesco’s website (http://www.bradesco.com.br/ri).

1. In the nine-month period ended September 30, 2007, the Net Income stood at R$5.817 billion (a 73.6% growth compared to the income of R$3.351 billion of the same period of 2006), corresponding to R$2.88 per stock and profitability of 32.6% on the Average Stockholders’ Equity*.

2. The origin of the income is comprised of R$4.044 billion stemming from financial activities, which correspond to 70% of the Net Income and R$1.773 billion generated by Insurance, Private Pension Plans and Certificated Savings Plans activities, which represented 30% of the Net Income.

3. Bradesco’s Market Capitalization grew by 55.7% compared to the same period of the previous year, reaching R$107.222 billion in September 2007.

4. Our Total Assets, at the end of the period, recorded a balance of R$317.648 billion, a 30.6% growth compared to September 2006. The annualized return on average Assets stood at 2.7%, equal to the one recorded in the same period of the previous year.

5. The total loan portfolio (considering sureties, guarantees and credit cards receivables) reached R$140.093 billion, a 27.0% growth compared to the same period of the previous year. Operations with individuals totaled R$54.383 billion (a 28.5% growth), while operations with corporates reached R$85.710 billion (a 26.1% growth).

6. Funds raised and managed added up to R$452.698 billion, a 26.3% growth over the R$358.557 billion of September 2006.

7. The Stockholders’ Equity added up to R$29.214 billion, a 34.2% growth on the same period of the previous year. The Capital Adequacy Ratio in September 2007 stood at 14.2% (16.95% if the exclusion prerogative of the sold position in foreign currency was used, as per article 9 of Circular 3,367 of the Central Bank of Brazil).

8. Remuneration to Stockholders, in the period, as Interest on Own Capital/Dividends paid and provisioned, added up to R$2.140 billion (R$1.901 net of income tax, equivalent to 31.5% of the adjusted calculation basis of the Net Income).

9. The Efficiency Ratio accumulated in the last 12 months stood at 41.8%, this is the 10th consecutive quarter of lower than 50% ratio Bradesco is posting.

10. In the period, investments in Infrastructure, Information Technology and Telecommunications amounted to R$1.484 billion.

11. Taxes and contributions, including social security, paid or provisioned in the period, stemming from the main activities developed by the Bradesco Organization, totaled R$5.124 billion, equivalent to 88.1% of the Net Income.

12. Bradesco has Brazil’s largest private customer service network, with 3,067 Branches, 24,911 ATMs of the Bradesco Dia & Noite (Day & Night) Network, 3,827 ATMs of the Banco24Horas (24HourBank) Network, 10,657 Bradesco Expresso Outlets, 5,753 Banco Postal Branches, 2,659 Corporate Site Branches and 388 Branches of Finasa Promotora de Vendas.

13. The First Financial Institution of the Americas to receive SA 8000® Rule, a certification granted by Accountability International – SAI, which attests the adoption of good social responsibility practices concerning human rights, children’s rights and main labor rights, in addition to a safe and healthy work environment.

14. In a Stockholders’ Meeting held on August 24, Bradesco approved the merger of the total stocks representing the Capital Stock of Banco BMC S.A.

15. On September 6, Bradesco was selected to integrate, for the second consecutive year, the Dow Jones Sustainability World Index (DJSI), an indicator of the New York Stock Exchange which lists the best companies of the world in terms of adoption of good corporate governance, transparency, ethics and social-environmental responsibility practices.

16. On September 17, Bradesco concluded the construction of the building which will be its new Information Technology Center. The building, with a modern architecture and which is prepared to be one of the most modern and enterprising technology centers of the world, is part of the set of actions that comprise the IT Improvement Project, which has the purpose to turn Bradesco into a benchmark in technology applied to the banking activity.

17. On October 2, Bradesco entered into an alliance with Banco de Chile for the management of funds, by means of their respective managers Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and Banchile Administradora Geral de Fondos S.A.

18. Bradesco was considered Latin America’s most valuable Bank Brand and the 50th in the world ranking, according to the publication The Banker/Brand Finance.

19. Fundação Bradesco, for more than 50 years, educates low-income kids, youngsters and adults. Since its creation, it has already graduated and qualified more than 662 thousand people. This year, with a budget of R$190 million, it will provide to more than 108 thousand students, free of charge education.

(*) It does not consider the mark-to-market effect of Securities Available for Sale recorded in the Stockholders’ Equity

Milton Vargas
Executive Vice-President and Investor Relations Officer

Domingos Figueiredo de Abreu
Managing Director

Jean Philippe Leroy
Department Director
Telephone: (55 11) 2178-6201

Institutional Area	Individuals Area

Phone: +55(11) 2178-6218	Phone: +55(11) 2178-6203

e-mail: investors@bradesco.com.br

www.bradesco.com.br/ir

     Banco Bradesco’s Net Income of R$5.817 billion, in the nine-month period ended in September 2007, includes some extraordinary events occurred in the period of 2007 such as the result of the partial sale of the investment in Serasa R$599 million (2Q07); result of the sale of the investment in Arcelor R$354 million (2Q07); result of the partial sale of the investment in the Bovespa Holding - R$75 million (3Q07); the full goodwill amortization in the acquisition of investments, represented basically by the association with Lojas Colombo (R$182 million) (2Q07) and Banco BMC S.A. (R$631 million) (3Q07); the constitution of Civil Provision for proceedings related to Economic Plans (replacement of expurgated indexes) - (R$74 million) (2Q07) and (R$126 million) (3Q07); recovery of tax credits (PIS) - R$51 million (3Q07); the activation of Tax Credits of previous years - R$41 million (2Q07) and R$376 million (3Q07); and fiscal effects related to these events - (R$237 million) (2Q07) and R$215 million – (3Q07).

     Thus, due to these extraordinary events, the Adjusted Net Income stood at R$1.850 billion in the 3rd quarter of 2007 and at R$5.356 billion in the nine-month period of 2007. This adjusted Net Income will be the basis used for analysis and comments of this press release, as well as of our Report on Economic and Financial Analysis.

Loan Portfolio

	R$ million			Variation %
	Sep/07	Jun/07	Sep/06	12 Months	Quarter
Individuals	54,383	49,832	42,305	28.5	9.1
Large Corporates	48,331	47,105	40,018	20.8	2.6
SMEs	37,379	33,882	27,974	33.6	10.3
Total	140,093	130,819	110,297	27.0	7.1

The Loan Portfolio, including Sureties and Guarantees and receivables from Credit Cards (purchases in installments and in cash) reached R$140.093 billion, a 27.0% growth compared to September/06 and a 7.1% increase in this quarter.

Loans to Individuals recorded a R$12.078 billion growth or 28.5% compared to September/06 and a R$4.551 billion increase or 9.1% in this quarter, resulting mainly from the higher demand for consumer financing. Not considering the acquired loan portfolios, there was a 33.6% growth on September/06 and a 10.0% increase in this quarter.

Loans to Corporates grew by R$17.718 billion or 26.1% compared to September/06, mostly in Trade Finance Operations, Overdraft Accounts, BNDES Onlendings and Working Capital, considering the overall economic recovery. In this quarter, the loan expansion stood at R$4.723 billion or 5.8%, with main increases recorded in BNDES Onlendings, Operations Abroad and Working Capital.

SMEs expanded their demand for loans, recording increases of 33.6% compared to September/06 and of 10.3% in this quarter. Referring to Large Corporates, increases of 20.8% over September/06 and of 2.6% in this quarter were recorded. In addition, it is worth mentioning that 89.1% of Sureties and Guarantees operations are originated by Large Corporates.

Not considering Sureties and Guarantees and receivables from Credit Cards, the Loan Portfolio added up to R$116.357 billion, a solid increase of R$24.344 billion or 26.5% compared to September/06 and of R$8.166 billion or 7.5% in this quarter.

Breakdown of the loan portfolios – Individuals and Corporates

Individuals	R$ million			Variation %
	Sep/07	Jun/07	Sep/06	12 Months	Quarter
Vehicles	19,556	18,192	15,762	24.1	7.5
Personal Loan	7,016	6,872	6,446	8.8	2.1
Credit Card	7,230	6,962	4,468	61.8	3.8
Payroll Deductible Loan	5,608	4,489	3,958	41.7	24.9
BNDES Onlendings	3,060	2,970	2,827	8.2	3.0
Rural Loan	2,684	2,168	1,758	52.7	23.8
Overdraft accounts	1,960	1,939	1,846	6.2	1.1
Mortgage	1,404	1,239	1,002	40.1	13.3
Sureties and Guarantees	308	260	188	63.8	18.5
Other	5,557	4,741	4,050	37.2	17.2
Total	54,383	49,832	42,305	28.5	9.1

Corporates	R$ million			Variation %
	Sep/07	Jun/07	Sep/06	12 Months	Quarter
Working Capital	10,589	9,546	7,264	45.8	10.9
BNDES Onlendings	9,740	9,354	7,735	25.9	4.1
Operations Abroad	8,294	7,747	5,832	42.2	7.1
Overdraft accounts	7,284	7,428	5,907	23.3	(1.9)
Export Financing	6,976	6,635	5,928	17.7	5.1
Credit Card	3,327	3,249	2,482	34.0	2.4
Leasing	4,098	3,433	2,732	50.0	19.4
Vehicles	3,171	3,031	2,882	10.0	4.6
Rural Loan	3,168	2,692	2,540	24.7	17.7
Mortgage	1,362	1,193	728	87.1	14.2
Sureties and Guarantees	18,162	17,065	13,632	33.2	6.4
Other	9,539	9,614	10,330	(7.7)	(0.8)
Total	85,710	80,987	67,992	26.1	5.8

Breakdown of the Vehicles portfolio:

	R$ million			Variation %
	Sep/07	Jun/07	Sep/06	12 Months	Quarter
CDC portfolio	22,879	21,223	18,644	22.7	7.8
Individuals	19,696	18,192	15,762	25.0	8.3
Corporates	3,183	3,031	2,882	10.4	5.0

Leasing portfolio	4,701	3,415	2,306	103.9	37.7
Individuals	2,173	1,378	805	169.9	57.7
Corporates	2,528	2,037	1,501	68.4	24.1

Overall Total	27,580	24,638	20,950	31.6	11.9
Individuals	21,869	19,570	16,567	32.0	11.7
Corporates	5,711	5,068	4,383	30.3	12.7

Information about Credit Cards:

				Variation%
	Sep/07	Jun/07	Sep/06	12 Months	Quarter
Credit Cards
Card Base - Million	16.3	15.4	10.9	49.5	5.8
Revenue - R$ Million	8,456	7,767	6,881	22.9	8.9
No. of transactions - Million	103.5	92.1	78.9	31.2	12.4

Private Label
Card Base - Million	8.9	6.8	3.6	147.2	30.9
Revenue - R$ Million	1,110	1,003	290	282.8	10.7
No. of transactions - Million	14.7	12.3	4.3	241.9	19.5

Total
Card Base - Million	25.2	22.2	14.5	73.8	13.5
Revenue - R$ Million	9,566	8,770	7,171	33.4	9.1
No. of transactions - Million	118.2	104.4	83.2	42.1	13.2

Asset Quality

Below we present the quality of our portfolio distributed in the AA-C ratings, comparing with the Financial System and Private Banks:

	Sep/07	Jun/07	Sep/06
Bradesco	92.8%	92.4%	92.3%
Financial System	91.5%	91.2%	89.6%
Private Banks	92.3%	91.9%	91.0%

The balance of Allowance for Doubtful Accounts (PDD) added up to R$7.428 billion on September 30, 2007, R$6.316 billion of which is required provisions and R$1.112 billion is exceeding provisions.

Coverage Ratios

	Sep/07	Jun/07	Sep/06
PDD / Loan Portfolio	6.4%	6.5%	6.8%
Loans overdue more than 60 days / Loan Portfolio	4.2%	4.3%	4.2%
PDD / Loans overdue more than 60 days	150.4%	149.8%	159.8%
Credits overdue more than 90 days / Loan Portfolio	3.5%	3.6%	3.4%
PDD / Loans overdue more than 90 days	180.7%	182.3%	196.1%

Allowance for Doubtful Accounts (PDD) Expenses

In the period we recorded PDD expenses of R$3.942 billion, a R$719 million (22.3%) increase compared to 9M06, in line with the Loan Portfolio growth, which increased by 27.0% in the period, highlighting the 28.5% growth in the individual segment.

In the comparison between 3Q07 and 2Q07, PDD Expenses increased by R$94 million.

Deposits, Debentures, Subordinated Debts

In the table below we show the growth of these fundings:

	R$ million			Variation %
	Sep/07	Jun/07	Sep/06	12 Months	Quarter
Demand deposit	22,825	21,604	17,889	27.6	5.7
Savings deposit	30,231	28,406	25,415	18.9	6.4
Time deposit + Debentures	63,231	56,893	55,123	14.7	11.1
Subordinated Debt	13,441	13,203	11,767	14.2	1.8
Total	129,728	120,106	110,194	17.7	8.0

Contingent Liabilities

In the table below, we highlight the balance of these liabilities:

	R$ million			Variation %
	Sep/07	Jun/07	Sep/06	12 Months	Quarter
Labor Proceedings	1,228	1,245	1,326	(7.4)	(1.4)
Civil Proceedings	1,062	872	885	20.0	21.8
Fiscal and Social Security Provisions	6,465	6,047	4,781	35.2	6.9
Total	8,755	8,164	6,992	25.2	7.2

Capital

Bradesco’s Accounting Stockholders’ Equity in September 2007 totaled R$29.214 billion, while the Reference Stockholders’ Equity reached R$38.168 billion. Thus, the Capital Adequacy Ratio (BIS) stood  at 14.2% in consolidated figures. Considering that the minimum ratio established in Brazil is 11%, this margin enables the increase in the Loan Portfolio by R$78.3 billion. The Central Bank of Brazil (Bacen), through the Article 9 of Circular 3,367, provides the option for the exclusion prerogative, for purposes of determination of the Capital Adequacy Ratio, of the long position in foreign currency, including tax effects, carried out with the purpose of providing hedge for the interest in investments abroad. If Bradesco opted  for this prerogative, the Capital Adequacy Ratio on September 30, 2007 would have been of 16.95%.

Unrealized Gains

The unrealized gains, represented by the difference between market values of assets and liabilities and their respective book values, stood at R$4.175 billion in September/07 against R$2.627 billion in September/06, a growth of R$1.548 billion (note 32b).

Asset Management

Bradesco’s Total Assets under Management reached R$167.587 billion, comprising Investment Funds, Managed Portfolios and Third-Party Funds

        Stockholders’ Equity – R$ million
	R$ million			Variation %
	Sep/07	Jun/07	Sep/06	12 Months	Quarter
Investment Funds	153,439	148,831	127,572	20.3	3.1
Managed Portfolios	7,646	7,429	7,337	4.2	2.9
Third-Party Funds	6,502	5,021	5,313	22.4	29.5
Total	167,587	161,281	140,222	19.5	3.9

        Assets Distribution – R$ million
	R$ million			Variation %
	Sep/07	Jun/07	Sep/06	12 Months	Quarter
Total Fixed Income	146,258	144,292	128,891	13.5	1.4
Total Equity	14,827	11,968	6,018	146.4	23.9
Total Third-Party Funds	6,502	5,021	5,313	22.4	29.5
Total	167,587	161,281	140,222	19.5	3.9

Adjusted Net Interest Income

For a better analysis, the Net Interest Income adjusted by the effects of the disinvestments and hedge of equity abroad is presented as follows:

R$ million
	9M07	9M06	Variation	3Q07	2Q07	Variation
Reported Net Interest Income	17,374	15,073	2,301	5,785	6,358	(573)
( - ) Sale of stake in Arcelor	(354)	-	(354)	-	(354)	354
( - ) Hedge/Exchange Variation	(717)	(280)	(437)	(205)	(300)	95
Adjusted Net Interest Income	16,303	14,793	1,510	5,580	5,704	(124)
- Net Interest Income – Interest	14,398	13,164	1,234	4,958	4,830	128
Volume			2,983			311
Rate			(1,749)			(183)
- Net Interest Income – Non Interest	1,905	1,629	276	622	874	(252)
% Adjusted without Average Assets	7.5	8.9	-	7.5	8.2	-

In the comparison between 9M07 and 9M06, the R$1,510 billion Adjusted Net Interest Income appreciation was due to:

  a R$1.234 billion increase in the result from interest income operations, mainly driven by the expansion in the volume of operations; and
  the R$276 million increase in “non-interest” income, resulting basically from higher Securities and Treasury gains and loan recoveries in 9M07.

In the comparison between 3Q07 and 2Q07, the R$124 million decrease was:

  basically originated from the ”non-interest” income, with a R$252 million drop due to higher Securities and Treasury gains obtained in 2Q07; and
  mitigated by the increase in the “interest” income operations, in the amount of R$128 million, due to the growth in volumes.

Fee Income

Below we show the breakdown and the variations of fees, in the respective periods:
R$ million
	9M07	9M06	Variation %	3Q07	2Q07	Variation %
Checking Accounts	1,748	1,537	13.7	591	583	1.4
Cards	1,761	1,217	44.7	623	581	7.2
Loan Operations	1,413	1,132	24.8	504	468	7.7
Asset Management	1,055	936	12.7	376	345	9.0
Charging/Collections	831	740	12.3	280	277	1.1
Other	1,102	912	20.8	368	355	3.7

Total	7,910	6,474	22.2	2,742	2,609	5.1

The growth of this revenue was originated:

  by the increase in the volume of operations;
  by the result with the segmentation process; and
  by the consolidation of Amex Brasil as of 2H06.
Personnel Expenses

We present below the breakdown and variations of personnel expenses, in the respective periods:
R$ million
	9M07	9M06	Variation %	3Q07	2Q07	Variation %
Structural	4,041	3,824	5.7	1,407	1,369	2.8
Non-Structural	708	648	9.3	233	280	(16.8)
Total	4,749	4,472	6.2	1,640	1,649	(0.5)

In the comparison between 9M07 and 9M06, the R$277 million variation was derived from:

  the increase in payroll coming from the 2006 collective bargaining agreement (3.5%);
  the increase in payroll coming from the 2007 collective bargaining agreement (6.0%);
  higher expenses with PLR (profit sharing) in the amount of R$91 million;
  the consolidation of Amex Brasil, Credifar, Fidelity and BMC R$71 million; and
  mitigated by lower expenses with provisions for severance in the amount of R$43 million.

the comparison between 3Q07 and 2Q07, the R$9 million reduction was derived from:

  the decrease in expenses of provisions for labor proceedings R$27 million;
  lower expenses with PLR (profit sharing) R$19 million.
  mitigated by the increase in payroll coming from the 2007 collective bargaining agreement (6.0%) of R$60 million, with R$26 million of restatement of labor liabilities, R$16 million of food allowance and R$ 18 million of payroll increase.

Other Administrative Expenses

We show below the breakdown and variations of other administrative expenses, in the respective periods:
R$ million
	9M07	9M06	Variation %	3Q07	2Q07	Variation %
Third-Party Services	1,144	879	30.1	426	379	12.4
Communication	690	579	19.2	238	232	2.6
Depreciation and Amortization	401	351	14.2	135	133	1.5
Financial System Services	390	337	15.7	138	129	7.0
Advertising	369	310	19.0	133	129	3.1
Transportation	381	364	4.7	132	124	6.5
Rentals	298	256	16.4	102	100	2.0
Data Processing	293	181	61.9	106	98	8.2
Asset Maintenance and Conservation	214	217	(1.4)	76	70	8.6
Other	759	725	4.7	269	250	7.6
Total	4,939	4,199	17.6	1,755	1,644	6.8

The variations between the periods are basically derived from:

  the increase in business volumes;
  investments in the improvement and optimization of the technological platform (IT); and
  the consolidation of Amex Brasil, Credifar, Fidelity and BMC in the comparison of 9M07 with 9M06;

Performance Indexes

Efficiency Ratio

We present in the chart below the continuous improvement in this ratio, reflecting the focus on the appropriate management of costs (personnel and administrative expenses), as well as on the increase in several income sources:

  Accumulated 12-month period

Coverage Ratio

The Coverage Ratio (Fee Income / Personnel Expenses + Administrative Expenses) has also been constantly improving, as presented below:

  Accumulated 12-month period

Insurance, Private Pension Plans and Certificated Savings Plans

SUMMARIZED STATEMENTS OF INCOME

R$ Million	9M07	9M06%		3Q07	2Q07%
Premiums issued of Insurance, Private Pension Plans Contribution and Certificated Savings Plans	15,304	13,360	14.6	5,448	5,055	7.8
Premiums gained of Insurance, Private Pension Plans Contribution and Certificated Savings Plans	8,513	8,607	(1.1)	2,825	2,745	2.9
Financial Result of the Operation	2,223	2,043	8.8	681	906	(24.8)
Sundry Operating Revenues	649	396	63.9	200	181	10.5
Retained Claims	(4,419)	(4,475)	(1.3)	(1,488)	(1,503)	(1.0)
Draws/Benefits and Redemptions	(2,733)	(2,698)	1.3	(854)	(865)	(1.3)
Selling Expenses	(796)	(763)	4.3	(274)	(262)	4.6
General and Administrative Expenses	(817)	(748)	9.2	(301)	(276)	9.1
Other Operating Expenses	(65)	(140)	(53.6)	42	10	320.0
Tax expenses	(155)	(135)	14.8	(51)	(44)	15.9
Special Provision Health (*)	(386)
Operating Income	2,014	2,087	(3.5)	780	892	(12.6)
Equity Result	192	126	52.4	51	69	(26.1)
Non-operating Income	391	101	287.1	(2)	(6)	(66.7)
IR/CS and Minority Interest	(824)	(723)	14.0	(281)	(259)	8.5
NET INCOME	1,773	1,591	11.4	548	696	(21.3)

(*) Considered as operating only after the approval by ANS

Up to September 2007, the client base grew by 23.6% compared to September 2006, totaling 21.930 million clients. Compared to the previous quarter, there was a 14.2% expansion. Revenues (premiums issued, income from private pension plans and revenues from certificated savings plans) reached the amount of R$15.304 billion in September/07, against R$13.360 billion obtained in the same period of 2006, representing a 14.6% growth. Bradesco’s insurance market share stood at 25.4% (as of August/07). Technical Provisions totaled R$55.319 billion until September 2007, a 36.1% market share (as of August/07).

In the insurance segment, according to information disclosed by the Superintendence of Private Insurance (Susep) and the Brazilian Agency of Supplementary Health (ANS), Bradesco collected, up to August 2007, R$11.2 billion in premiums and maintained the ranking’s leadership with a 25.4% market share. In the same period, R$44.2 billion in premiums was collected by the insurance sector.

Bradesco Saúde

Comparing September 2007 with the same period of the previous year, Bradesco Saúde continues to maintain an outstanding position in the corporate segment (source: ANS). More and more companies consider Health and Dental Insurance as the best alternatives for their medical, hospital and dental assistance. Currently, Bradesco Saúde has more than 2.7 million clients, and 2.5 million of which belong to the corporate segment.

The large share of corporate insurance in the total portfolio of Bradesco Saúde (90.07% in September 2007) represents the high specialization and personalization level of the Insurance Company in the assistance to the corporate insurance, which is the main competitive advantage in the current market of Supplementary Health.

More than 17 thousand companies in Brazil have insurance of Bradesco Saúde. Out of the 100 largest companies in Brazil, 38 of them are clients of the Insurance Company (source: Exame Melhores e Maiores magazine as of August 2007).

In this quarter, the new version of SIGE – Managerial Information System of the Stipulator was implemented, an important tool for the management of health and dental insurance of corporate clients of Bradesco Saúde.

Bradesco Auto/RE

Bradesco Group maintained an outstanding position among the main insurance companies of the Brazilian Insurance Market of Basic Lines, with a share of 8.5% in the global revenue in the market in August-07.

The Transportation segment continues to be the main focus, with important investments for the leverage of new businesses, mainly the qualification of Transportation Product Managers, who will be based in the main economic centers of Brazil, and the creation of Bradesco Cargo System, a complete Transportation Insurance Management System on the Internet.

In the mass insurance area of Basic Lines, whose insurance is focused on individual clients, self-employed people and small and medium-sized companies, the launch of new products and the continuous improvement of processes and systems have contributed to the growth of the client base, mainly in residential and equity insurance, such as Bradesco Seguro Residencial and Bradesco Seguro Empresarial. These products were reformulated and a new issuance system on the Internet was developed, providing more agility and efficiency in the contracting process.

In the Auto/RCF Segments, despite the strong competition, the Insurance Company has increased the client base, mainly due to the creation of products targeted at specific publics, such as: Bradesco Seguro Exclusivo Cliente Bradesco, for account holders of Banco Bradesco; Auto Mulher, for women; and Auto Corretor, for Insurance Brokers.

One of the positive factors for the next quarter is the growth of sales of new vehicles, which contribute to the increase of the insurance production of this segment.

The share of the Grupo Bradesco Seguros in the Auto/RCF portfolio of the market, in August 2007, was of 15.4% .

Bradesco Vida e Previdência

Thanks to its solid structure, the policy of innovative products and the trust conquered in the market, Bradesco Vida e Previdência maintained the leadership in the two markets it operates, with a 37.7% share in the revenue of private pension plans and VGBL and 15.5% of people insurance premiums.

It is also a leader in VGBL plans, with a 41.6% market share, and in PGBL plans, with a 27.1% market share (source: FENAPREVI – Brazilian Federation of Private Pension Plans and Life – Data accumulated until August 2007).

The number of clients of Bradesco Vida e Previdência reached, in September 2007, a 37.2% growth compared to September 2006, exceeding 1.8 million participants of the private pension plans and VGBL and 12.7 million of life and personal accident insurance holders. This expressive growth was pushed by the strength of the Bradesco Branch and by the commercialization and management policies.

The technical provisions, in September 2007, totaled R$47.4 billion, with a 21.0% increase compared to September 2006. The Private Pension Plan and VGBL Investment Portfolio, in August 2007, totaled R$48.0 billion, responsible for 41.4% of the resources of the whole market.

Bradesco Capitalização

We also highlight the material performance of social-environmental products such as “Pé Quente Bradesco SOS Mata Atlântica” which, in addition to allowing the formation of financial reserves, contributes to reforestation projects of Fundação SOS Mata Atlântica, “Pé Quente Bradesco GP Ayrton Senna”, whose competitive advantage is the allocation of a percentage of the amount collected with the certificated savings plans to social projects of the Instituto Ayrton Senna and O Câncer de Mama no Alvo da Moda. By acquiring this product, the client contributes to the development of projects of prevention, early diagnostic and treatment of cancer in Brazil, for part of the amount collected goes to IBCC – Brazilian Institute of Cancer Control.

The portfolio of active certificated savings plans increased from 13.9 million recorded in September 2006 to 14.1 million in September 2007. Out of this total, 68.1% are represented by certificated savings plans of the type “assignment of draw right”, such as Bradesco Cartões, Bradesco Vida e Previdência, Bradesco Auto/Re etc. Given that the purpose of this type of certificated savings plan is to add value to the product of the partner company, or even encourage the payment of its clients, the certificated savings plans have reduced effectiveness term and grace period as well as its average ticket.

Combined Ratio

	9M06	9M07	2Q07	3Q07
International Combined	92.2	96.1	99.9	92.6

	9M06	9M07	2Q07	3Q07
International Combined	92.2	85.8	87.7	84.4
(*) Excluding additional provisions

Highlights of the Market Relations Department

Investor Relations Area
In the 3rd quarter, we took part in 2 Road Shows Abroad (New York and London).
Meetings with investors (APIMEC meetings) were also carried out in the cities of Fortaleza, Porto Alegre, Brasília, Rio de Janeiro and Belo Horizonte, transmitted live through the internet reaching more than 14 thousand participations and gathering more than 1,500 thousand people.

This year, in addition to the transmission of all meetings through the Internet, the cycle of meetings had another innovation: the total calculation of greenhouse gas (GHG) emissions, such as carbon dioxide (CO2), aiming at neutralization.
With these initiatives, Bradesco reaffirms its commitment to expand the disclosure of its results to the market, as well as to improve in its sustainability policy, which has in the “Carbon Neutralization Program”, launched in November 2006, one of its pillars. The goal is to reduce and neutralize emissions caused by a set of daily operations of the Bank, and reflects its concern with the global warming and the future of the planet.

Social-environmental Responsibility Area
Selection of Bradesco, for the second consecutive year, to integrate the Dow Jones Sustainability World Index (DJSI) of the New York Stock Exchange (NYSE) - after complying with the requirements of a strict and comprehensive analysis process, the Bank ensured its permanence in the selected group of 318 publicly-held companies listed all around the world.

Launch, in September 2007, of Bradesco Volunteers Program - developed with the collaboration of representatives of several Departments of the Organization, under the management of the Social-environmental Responsibility area, the project counts on the participation of the network V2V of volunteers and tries to stimulate personal initiatives.

CONFERENCE CALL INFORMATION

Date: Tuesday, November 6, 2007

Portuguese	English
11:00 a.m. (São Paulo time) 8:00 a.m. (US EDT time) Brazil (55 11) 4688-6301 International (55 11) 4688-6301 Code: Bradesco	12:30 p.m. (São Paulo time) 9:30 a.m. (US EDT time) USA (1-800) 860-2442 International (1-412) 858-4600 Brazil (0-55-11) 4688-6301 Code: Bradesco

The conference calls will also be live broadcasted online with audio and slideshow. Please access our website www.bradesco.com.br/ir. On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from November 6 to 14, 2007, at the phone numbers (55 11) 4688-6312 for Portuguese, conference call code: 350 (event in Portuguese) and (55 11) 4688-6312, conference call code: 196 (event in English). Alternatively, it will be available on Bradesco’s Investors Relations website approximately two hours after the event has ended.

Market Indicators

In %	9M07	9M06	3Q07	2Q07	ACUM 12M
USD Commercial Rate	(13.98)	(7.11)	(4.52)	(6.05)	(15.41)
CPI (IPCA)	2.99	2.00	0.89	0.81	4.15
CDI	8.96	11.54	2.79	2.89	12.36
IGP-M	4.06	2.27	2.57	0.34	5.67
Selic (year end)	11.25	14.25	11.25	12.00	-
USD Commercial Rate (year end) – R$	1.8389	2.1742	1.8389	1.9262	-

Macroeconomic Scenario

In %	2007	2008	2009
USD Commercial Rate (year end) – R$	1.75	1.75	1.81
CPI (IPCA)	3.70	3.80	4.00
IGP-M	5.80	4.08	4.00
Selic (year end)	11.25	10.25	9.00
GDP	4.90	4.40	4.00

The third quarter of 2007, despite the turbulence, showed a very resistant Brazilian economy
(Comments from the Economic Research and Studies Department)

In the third quarter some turbulence in the international markets affected the scenario, with risks of a systemic crisis in the mortgage markets in the United States.
Different from previous crises, during the turbulence, interest rates in Brazil were reduced, the economy kept a low volatility and the confidence of consumers and businessmen was not affected. In addition, Brazil had an upgrade by the risk rating Agency Moody’s, suggesting more and more reasonable chances to obtain the investment grade during 2008 at least by one of the three main rating agencies. The country went through a practical resistance test to crises.

Despite the uncertainties about the global downturn, the behavior of commodities exported by Brazil was influenced by the Chinese demand and of by other emerging countries which currently, together, are similar to the importance of the United States in the global economy. That helps explain the real appreciation in the recent period. The international liquidity, affected by the turbulences, impacted flows of direct investments and the appetite of investors for IPOs (Initial Public Offerings), which were launched in Brazil. The exchange rate was maintained and tends to be maintained in a level ranging from R$1.70/US$ and R$1.80/US$ contributing, on one hand, to the inflationary stability (3.7% of the Broad Consumer Price Index - IPCA in 2007 and 2008) and, on the other, for the gradual reduction of the trade balance. We expect a trade balance of US$40.3 billion in 2007 and of US$32.3 billion next year. Imports grow at rates higher than exports.

The economic activity had an upturn and we did not identify factors in the short term that can change this path. The GDP should grow 4.9% this year and 4.4% next year. The banking loan, on its turn, grows firmly as a proportion of the GDP (it might reach 34% at the end of the year) with a delinquency level very satisfactory both for individuals and corporates. The dynamic job market from the point of view of population working and actual salary explains this healthy behavior of the loan expansion. Banking interest, which had a drop until September, should undergo an interruption possibly until the end of the first quarter. We are working with a Selic rate of 11.25% at the end of this year and of 10.25% at the end of next year.

MAIN FIGURES AND INDEXES

R$ Million	9M07	9M06%		3Q07	2Q07%
Reported Net Income	5,817	3,351	73.6	1,810	2,302	(21.4)

Adjusted Net Income	5,356	4,743	12.9	1,850	1,801	2.7
Earnings per Stock (R$) (*)	2.65	2.42	9.5	0.92	0.90	2.2
Book Value per Stock (R$) (*)	14.47	11.12	30.1	14.47	13.75	5.2

ROAE (Annualized) (**)	30.0	32.5	-	31.4	32.9	-
ROAA (Annualized)	2.5	2.8	-	2.5	2.5	-

Net Interest Income - Adjusted	16,303	14,793	10.2	5,580	5,704	(2.2)
Fee Income	7,910	6,474	22.2	2,742	2,609	5.1
Personnel and Administrative
Expenses	(9,688)	(8,671)	11.7	(3,395)	(3,293)	3.1

Total Assets	317,648	243,192	30.6	317,648	290,568	9.3

Loan Portfolio	116,357	92,013	26.5	116,357	108,191	7.5
Sureties and Guarantees	18,470	13,820	33.6	18,470	17,325	6.6
Credit Cards (***)	5,266	4,464	18.0	5,266	5,303	(0.7)
Total Loan Portfolio	140,093	110,297	27.0	140,093	130,819	7.1

Allowance for Doubtful Accounts	(7,428)	(6,215)	19.5	(7,428)	(7,033)	5.6

Demand Deposits	22,825	17,889	27.6	22,825	21,604	5.7
Savings Deposits	30,231	25,415	18.9	30,231	28,406	6.4
Time Deposits + Debentures	63,231	55,123	14.7	63,231	56,893	11.1
Subordinated Debts	13,441	11,767	14.2	13,441	13,203	1.8

Technical Provisions	55,319	45,719	21.0	55,319	52,900	4.6
Stockholders’ Equity	29,214	21,773	34.2	29,214	27,515	6.2

In %
Efficiency Ratio (****)	41.8	42.4	-	41.8	42.0	-
Expanded Combined Ratio	87.9	84.2	-	85.8	90.3	-
BIS Ratio (Economic-Financial	16.3	18.4	-	16.3	18.2	-
Consolidated)
(Total Consolidated)	14.2	16.2	-	14.2	16.1	-
Fixed Asset Ratio (Financial
Consolidated)	48.9	46.0	-	48.9	47.4	-
(Total Consolidated)	14.7	11.9	-	14.7	8.5	-

R$ Million	9M07	9M06%		3Q07	2Q07%
Interest on Own Capital/Dividends	2,140	2,120	0.9	743	796	(6.7)
Total Stocks (in Thousand) (*)	2,019,241	1,958,398	3.1	2,019,241	2,001,167	0.9

(*) Note: For comparison purposes, the amounts were adjusted by the 100% stock bonus in 2007.
(**) Calculated without mark-to-market effects of Securities Available for Sale recorded in the Stockholders’ Equity.
(***) Operations with loan characteristic – purchases paid in installments and in cash.
(****) Accumulated 12-month period.

STATEMENTS OF ADJUSTED INCOME

R$ Million	9M07	9M06%		3Q07	2Q07%
REVENUES FROM FINANCIAL INTERMEDIATION	29,474	28,099	4.9	10,283	9,878	4.1

EXPENSES FROM FINANCIAL INTERMEDIATION	13,171	13,306	(1.0)	4,703	4,174	12.7

NET INTEREST INCOME	16,303	14,793	10.2	5,580	5,704	(2.2)

Allowance For Doubtful Accounts	(3,942)	(3,223)	22.3	(1,438)	(1,344)	7.0
GROSS INCOME FROM FINANCIAL INTERMEDIATION	12,361	11,570	6.8	4,142	4,360	(5.0)

OTHER OPERATING INCOME (EXPENSES)	(5,210)	(5,083)	2.5	(1,683)	(1,949)	(13.6)
Fee Income	7,910	6,474	22.2	2,742	2,609	5.1
Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans	11,595	10,553	9.9	4,146	3,843	7.9
Variation of Provisions from Insurance, Private Pension Plans and Certificated Savings Plans	(3,082)	(1,946)	58.4	(1,322)	(1,097)	20.5
Claims – Insurance Operations	(4,419)	(4,475)	(1.3)	(1,488)	(1,503)	(1.0)
Certificated Savings Plans Draws and Redemptions	(1,000)	(878)	13.9	(346)	(353)	(2.0)
Insurance and Private Pension Plans Selling Expenses	(796)	(754)	5.6	(274)	(262)	4.6
Private Pension Plans Benefits and Redemption Expenses	(1,733)	(1,819)	(4.7)	(508)	(512)	(0.8)
Personnel Expenses	(4,749)	(4,472)	6.2	(1,640)	(1,649)	(0.5)
Other Administrative Expenses	(4,939)	(4,199)	17.6	(1,755)	(1,644)	6.8
Tax Expenses	(1,766)	(1,573)	12.3	(599)	(582)	2.9
Equity in the Earnings of Affiliated Companies	32	42	(23.8)	16	4	300.0
Other Operating Income	1,012	990	2.2	376	299	25.8
Other Operating Expenses	(3,275)	(3,026)	8.2	(1,031)	(1,102)	(6.4)

OPERATING INCOME	7,151	6,487	10.2	2,459	2,411	2.0
NON-OPERATING INCOME	3	20	(85.0)	1	5	(80.0)
INCOME BEFORE TAXES AND PROFIT SHARING	7,154	6,507	9.9	2,460	2,416	1.8
TAXES ON INCOME	(1,790)	(1,757)	1.9	(607)	(613)	(1.0)
MINORITY INTEREST IN SUBSIDIARIES	(8)	(7)	14.3	(3)	(2)	50.0
ADJUSTED NET INCOME	5,356	4,743	12.9	1,850	1,801	2.7
(+) Extraordinary Events	461	(1,392)	-	(40)	501	-
REPORTED NET INCOME	5,817	3,351	73.6	1,810	2,302	(21.4)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.